SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidates appointed by the controlling shareholder

to the Fiscal Council

Rio de Janeiro, March 27, 2017—Petróleo Brasileiro S.A.- Petrobras, as stated in Circular Letter CVM/SEP/Nº01/2017, informs that has received appointment of candidates by the Controlling shareholder, represented by the Federal Government of Brazil, to Fiscal Council (FC). Elections will take place at the Annual Shareholders Meeting to be held on April 27, 2017.

The following candidates have been appointed by the controlling shareholder:

Candidate	Position

Adriano Pereira de Paula	Member of FC (full member)

Paulo José dos Reis Souza	Member of CF (alternate)

Marisete Fátima Dadald Pereira	Member of FC (full member)

Agnes Maria de Aragão da Costa	Member of CF (alternate)

Luiz Augusto Fraga Navarro de Britto Filho	Member of FC (full member)

Maurycio José Andrade Correia	Member of CF (alternate)

Find attached the curriculum of the appointed candidates.

ANNEX:

Adriano Pereira de Paula, Brazilian, economist and public servant. It was approved in the first selective process carried out for General Coordinator in the Treasury (April 2010). He was the head of the General Coordination of Credit Operations, responsible for the budgetary, financial and accounting management of Official Loan Operations—OOC, aimed at the promotion of agricultural, agroindustrial and export activities. In addition, to manage the economic subsidies for programs to promote the productive infrastructure, industry, housing, individual productive credit related to the Financial Charges of the Union (EFU), and the payments of indemnities and restitutions of the Program of Guarantee of the Agricultural Activity (PROAGRO).

In August 2016, he assumed the position of Undersecretary of Fiscal Policy of the National Treasury, having at his charge the planning and financial programming of the federal government, the management of federal funds, risks and assets of the Union, control of Treasury participation in state companies Subsidies and subsidies directly responsible to the Treasury.

Paulo José dos Reis Souza, Brazilian, a business administrator. Director of Programs of the National Treasury Department (STN) of the Ministry of Finance since August 2016. He held the following positions STN/MF: Undersecretary of Fiscal Policy; General Coordinator of Financial Programming; Coordinator of Financial Programming; and Manager. He joined the STN as Finance and Control Analyst in 1991, current Federal Auditor of Finance and Control. He has a postgraduate degree in Administration in the following areas: Public Policies and Government Management (Public Administration) and Public Sector Economics (Economy). He was Fiscal Counselor in the following companies: Infraero S/A (Airport Infrastructure); SERPRO (Technology and Information Systems); Eletropaulo S/A (Energy Distributor); Petrobras Distribuidora SA (Distribuidora de Combustíveis); INB—Nuclear Industries of Brazil S/A (Nuclear Fuel Production); Petrobras (Exploration and refining of Petroleum); and Banco do Brasil (Financial Sector). Currently, he is also Fiscal Council member of VALE. (Mining Sector).

Marisete Fátima Dadald Pereira. She has been a member of the Fiscal Council of Petrobras since 2011 and currently holds the position of head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy, a governmental entity, since August 2006, where she has held the position of special adviser to the Minister of Mines and Energy from August 2005 to July 2006. Her main professional experiences include: (i) manager of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; And (ii) Accounting and Fiscal Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of Vale do Itajaí and post-graduate in Auditing and Economic Sciences by the Federal University of Santa Catarina.

Agnes Maria de Aragão Da Costa, Brazilian, economist. She is a director and senior economist at the Ministry of Mines and Energy, with special emphasis on Energy and Mining Economies. She acts in the formulation of public policy recommendations and in the monitoring of the results of these policies, and has been in the Economic Advisory Service of MME for 10 years. She holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). Her professional experience also includes having worked in a Brazilian bank in the area of ??Project Finance in the energy sector. She is currently a PhD student at the Technical University of Berlin. Fiscal Counselor of Eletrobras, servant of the career of Specialist of Public Policies and Governmental Management.

Luiz Augusto Fraga Navarro de Britto Filho, Brazilian, lawyer. He graduated in Law in 1991 and holds a post-graduate degree in Law and State in 2001—both from the University of Brasília (UnB)—has served as a career counselor for the Federal Senate since 2004. He is Counselor of the Ethics of the Presidency of the Republic. He is a member of the Senior Committee of the International Anticorruption Academy. He was a member of the Executive Committee of the International Association of Anti-Corruption Authorities. He was Chief Minister of the Office of the Comptroller General of the Union (CGU) from March to May 2016. At CGU, where he served for approximately ten years, he held the positions of Deputy Corregidor of the Economic Area (2003/2006), Secretary of Prevention of Corruption and Strategic Information (2006) and CGU Executive Secretary (2006/2013). Still in the Federal Executive Power, he held the position of specialist in Public Policy and Government Management, Ministry of Planning and Budget (MPOG) in 1998, and Market Regulation Manager of the National Sanitary Surveillance Agency (Anvisa) between 2000 And 2002. He was a member of the Financial Activities Control Council (Coaf) from 2003 to 2006. He served as a senior consultant for Veirano Advogados in the Anticorruption area and was a member of Petrobras’ Board of Directors from March 2015 to March 2016.

Maurycio José Andrade Correia, Brazilian, he holds a bachelor’s degree in Law from the Federal University of Pernambuco—UFPE. In the Regional Electoral Tribunal of Pernambuco—TRE, from 1996 until August 03, 2007: effective positions of Judicial Technician and Judicial Analyst—Judicial Area; Advisor to the Presidency of the TRE/PE; Legal Adviser of the TRE/PE General Directorate and Head of the Jurisprudence Section of the TRE/PE Judicial Secretary. In the Attorney General’s Office (AGU), as Lawyer of the Union, from August 2007 to the present date: from August 2007 until January 2010: exercise in the Ministry of Social Development and Fight against Hunger and from January 2010 onwards Ministry of Mines and Energy—MME: Appointed to the position in advisory committee—DAS 102.4 at 09/26/2011 to date; Appointed in May 2016 to act as Deputy Legal Consultant and as Lawyer of the Union in Conjur of the MME acting in the areas of oil, natural gas biofuels, electricity, mining.

The names nominated above:

•	In the last 5 years, they have not been subjected to criminal conviction, conviction in an administrative proceeding of the CVM and a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity;

•	Do not have a marital relationship, stable union or informationable parentage according to item 12.9 of the Reference Form;

•	They have no relationship of subordination with related parties of the Company.

•	Meet the independence criteria of the Brazilian Institute of Corporate Governance (IBGC).

•	They had the information provided by the “Fiscal Counselor Registry of the Ministry of Planning, Development and Management” analyzed by Petrobras and the Ministry of Finance, which concluded that the nominees are not subject to any impediment and have all the requirements set forth in the Law 6,404/1976, Law 13303/2016 and Decree 8.945/2016, according to the minutes of the Temporary Eligibility Committee of Petrobras, which will be disclosed at http://www.investidorpetrobras.com.br/en/governanca-corporativa/Governing bodies/committees, up to the date of the Annual General Meeting.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer